February 11, 2010

VIA EDGAR

Jessica Barberich, Assistant Chief Accountant

Jennifer Monick, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Extra Space Storage Inc.

Form 10-K for Fiscal Year Ended

December 31, 2008

Filed February 27, 2009

Form 10-Q for the Quarterly Period Ended

September 30, 2009

Filed November 5, 2009

Definitive Proxy Statement

Filed April 3, 2009

File No. 001-32269

Dear Mses. Barberich and Monick:

This letter represents Extra Space Storage Inc.’s response to the Staff’s comment letter dated February 4, 2010.  The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Condensed Statements of Operations, page 54

1.     We note your response to our prior comment two.  Your response did not fully address our comment; therefore, the comment will be reissued.  Please tell us how your presentation complies with Rule 5-03 of Regulation S-X.  Specifically, tell us how you determined it was unnecessary to include a line item for ‘income or loss before minority interest and equity in earnings’.

Company response:  In response to the Staff’s comment, the Company will modify future filings to include a line item for ‘income or loss before income taxes and equity in earnings’ and it will then include ‘equity in earnings of real estate ventures’ below this subtotal. With the above line items included, the Company believes that all required items are included for our presentation to be in compliance with Rule 5-03 of Regulation S-X.

Proxy Statement on Schedule 14A, filed April 3, 2009

2.     We note your response to comment eight from our letter dated December 22, 2009.  Please tell us whether any of the established goals included quantitative measures, such as the goal to increase tenant reinsurance income and the goal to increase same store revenue and occupancy growth.  If so, tell us the quantitative measures and confirm that you will disclose similar measures in your future filings.  If not, please confirm that future disclosure will clarify that none of the goals included quantitative measures.

Company response:  The established goals for 2008 included in our response dated January 14, 2010 did not include any quantitative measures.  The Company will include quantitative measures, if any, in future filings, or otherwise make it clear that none of the goals included quantitative measures, as applicable.

3.     We note your response to comment eight from our letter dated December 22, 2009.  Your response states that each of your named executive officers had the same individual performance goals for 2008.  We also note that you paid your CFO, President, and CLO 100% of their bonuses related to individual performance goals whereas your COO was paid only 85%.  It therefore appears that your individual performance goals were different for each executive officer.  Please explain how each of your performance goals applied to each individual executive officer and provide similar disclosure in future filings.

Company response:  The goals presented to the C/N/G Committee for the calendar year 2008 were the same for each named executive officer (“NEO”).  The CEO then met with each of the NEOs to assess their completion of these goals on an individual basis.  Based on his assessment, the CEO determined that the performance of the COO did not warrant payment of his full bonus and recommended that instead he receive 85% of the portion of the bonus related to his individual goals.  If a similar situation were to apply in the future, the Company will provide similar disclosure in future filings.

We appreciate the time that you have taken to review our public filings.  Please contact me at 801-365-4480 if you have any questions.

Sincerely,

/s/ Kent Christensen

Kent Christensen
Chief Financial Officer

cc:	Ernst & Young LLP
Latham & Watkins LLP